Filed by Pernix Therapeutics Holdings, Inc.
Under Rule 425 of the Securities Act of 1933
Subject Company: Somaxon Pharmaceuticals, Inc.
Commission File No. 000-51665

Company Name: Pernix Therapeutics	Market Cap: 216.60	Bloomberg Estimates - EPS
Company Ticker: PTX US	Current PX: 7.44	Current Quarter: 0.053
Date: 2012-12-11	YTD Change($): -1.82	Current Year: 0.060
Event Description: Acquisition of Somaxon	YTD Change(%): -19.654	Bloomberg Estimates - Sales
Pharmaceuticals, Inc. by Pernix Therapeutics		Current Quarter: 24.100
Holdings, Inc. Call		Current Year: 67.167

Acquisition of Somaxon Pharmaceuticals, Inc. by Pernix Therapeutics Holdings, Inc. Call

Company Participants

●	Joseph T. Schepers

●	Cooper C. Collins

●	David P. Becker

Other Participants

●	Annabel E. Samimy

●	Irina Rivkind

●	Randall S. Stanicky

●	Louise A. Chen

●	Elliot H. Wilbur

MANAGEMENT DISCUSSION SECTION

Operator

Good morning and welcome to the Pernix Therapeutics Conference Call. Today's call is being recorded. All lines have been placed on mute. [Operator Instructions]

At this time, I would like to turn the conference call over to the company's Director of Investor Relations, Joe Schepers. Please go ahead, sir.

Joseph T. Schepers

Thank you and welcome to Pernix Therapeutics conference call to discuss its agreement to acquire Somaxon Pharmaceuticals. On the call today are Cooper Collins, President and CEO; and David Becker, CFO.

Before we begin, I would like to point out that the company issued a press release this morning, announcing the agreement to acquire Somaxon Pharmaceuticals.

I will now read the following Safe Harbor statement. This call may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements including words such as estimate, plan, project, forecast, intend, expect, anticipate, believe, seek, target or similar expressions are forward-looking statements. Because these statements reflect the company's current views, expectations and beliefs concerning future events, these forward-looking statements involve risk and uncertainties.

Investor should note that many factors are more fully described under the caption Risk Factors in our Form 10-K, Form 10-Q and Form 8-K filings with the Securities and Exchange Commission, and as otherwise enumerated herein, could affect the company's future, financial results and could cause actual results to differ materially from those expressed in forward-looking statements contained in the company's Annual Report on Form10-K.

Company Name: Pernix Therapeutics	Market Cap: 216.60	Bloomberg Estimates - EPS
Company Ticker: PTX US	Current PX: 7.44	Current Quarter: 0.053
Date: 2012-12-11	YTD Change($): -1.82	Current Year: 0.060
Event Description: Acquisition of Somaxon	YTD Change(%): -19.654	Bloomberg Estimates - Sales
Pharmaceuticals, Inc. by Pernix Therapeutics		Current Quarter: 24.100
Holdings, Inc. Call		Current Year: 67.167

The forward looking statements in this press release are qualified by the risk factors. These are factors that individually or in aggregate could cause our actual results to differ materially from expected or historical results. The company assumes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments, or otherwise.

At this time, I would like to turn the call over to Cooper Collins.

Cooper C. Collins

Good morning. As we announced in our press release that was distributed this morning, we've entered into a definitive merger agreement to acquire Somaxon Pharmaceuticals, a specialty pharmaceutical company in a stock-for-stock transaction with the total equity value of $25 million.

Under the terms of the agreement, which was unanimously approved by the board of directors of both companies, Somaxon stockholders will receive aggregate consideration equal to $25 million in Pernix common stock. The number of shares of Pernix common stocks to be issued to the stockholders of Somaxon will be based on the volume-weighted average price of Pernix's common stock over a 30-day period, ending the date immediately prior to the closing of the proposed merger, subject to the limitation of the maximum and minimum number of shares of Pernix common stock issuable and the transaction based on the price range of $6 to $9 per share.

Somaxon Pharmaceuticals is a specialty pharmaceutical company headquartered in San Diego, California, focused on the end-licensing, development, and commercialization of proprietary branded products and product candidates in the central nervous system therapeutic area.

Somaxon's product, Silenor, is available by prescription in the United States, and as indicted for the treatment of insomnia characterized by difficulty with sleep maintenance and is not a controlled substance. Somaxon's Silenor, which is a non-seasonal product, broadens our branded product line. It is available in 3 milligram and 6 milligram tablets and should be taken within 30 minutes of bed time.

In clinical trials, Silenor demonstrated maintenance of sleep, including into the seventh and eighth hours of the night with no meaningful evidence of next day residual effects and overall adverse events profile that is similar to placebo.

Please visit Somaxon's website for full prescribing information on Silenor.

Now, I'll discuss Somaxon's revenue and EBITDA. On a trailing 12-month basis, as of September 30, 2012, Somaxon had net sales related to Silenor of approximately $11.7 million. Pernix expects the sales from Silenor on an annualized basis upon the closing of the transaction to be in the range of approximately $10 million to $15 million and earnings before interest, taxes, depreciation and amortization, EBITDA, resulting from Silenor net sales in the range of approximately $5 million to $10 million.

The acquisition is subject to the approval of Somaxon shareholders and the satisfaction of other terms and conditions. We expect to close this transaction in the first quarter of 2013.

In closing, I would like to emphasize that the acquisition of Somaxon is another important step in Pernix's ongoing growth strategy, which is expected to continue to diversify and expand our product portfolio, in addition to the recently announced agreements to acquire Cypress Pharmaceuticals, a generic pharmaceutical company, and Hawthorn Pharmaceuticals, a branded pharmaceuticals company.

As you can see, we have been very active in pursuing business development opportunities during the past six months, beginning with the acquisition of Great Southern Laboratories in July of 2012. We expect these acquisitions to be key growth drivers for the company's future success.

Company Name: Pernix Therapeutics	Market Cap: 216.60	Bloomberg Estimates - EPS
Company Ticker: PTX US	Current PX: 7.44	Current Quarter: 0.053
Date: 2012-12-11	YTD Change($): -1.82	Current Year: 0.060
Event Description: Acquisition of Somaxon	YTD Change(%): -19.654	Bloomberg Estimates - Sales
Pharmaceuticals, Inc. by Pernix Therapeutics		Current Quarter: 24.100
Holdings, Inc. Call		Current Year: 67.167

Operator, please open the line for questions.

Q&A

Operator

Thank you. [Operator Instructions] The first question is from Annabel Samimy of Stifel Nicolaus. Your line is open.

<Q - Annabel E. Samimy>: Hi, thanks for taking my call and congratulations on the acquisition. I guess, we have several questions. There's obviously been a long history with Silenor. We've, well, probably followed the story [ph] perfectly (0:05:40) for a while. Can you tell us how you plan on maximizing sales of its products and how this fits into your wheelhouse? I mean, it's not been a product that really reached the potential that earlier expectations had – analyst expectations had several years ago. So, maybe you can tell us what you might do differently in terms of the sales and marketing of it.

<A - Cooper C. Collins>: So, let me start by telling you how this fits with what we've done in the past. So, previous to Natroba and Omeclamox, we acquired brands like BROVEX and CEDAX. BROVEX, we acquired for $450,000 and it grew to $15 million in sales. CEDAX, we acquired for $6 million and grew to $18 million in sales, all within about a year of the acquisition.

So, this type of product that's been on the market and maybe hasn't performed to expectations is the type of the product that we really like to take a hold of. We feel with the acquisition of Hawthorn Pharmaceuticals, which is kind of a target of primary care division for us that this is a really great fit. This is the non-seasonal type of product we are looking for to complement our cough and cold products. It's something we feel we can train on immediately and launch out in the bags of approximately 100 reps or so.

So, we feel confident it's a good fit from that standpoint. While I know that Somaxon had a much higher expectation for the product and they were some difficulties with generic substitution, these are issues we've dealt with in the past and we're going to work to try to increase the sales of the product with our sales force and some complementary marketing plan.

<Q - Annabel E. Samimy>: Okay. Well just on the issue of the generic substitution, what are some of the strategies that you're going to use to address that situation, because this is [indiscernible] (0:07:30) and I think there's always been questions about people taking the higher dose generics and just splitting the tablets.

<A - Cooper C. Collins>: I'd say we're going to get pretty aggressive with our couponing strategy to try and bring the prices down below. Generic co-pays in most cases; in some cases, it'll be free for the patient. So, we've done the same with CEDAX. We've gotten very aggressive with our couponing, because they are similar products that are generic and widely used like [indiscernible] (0:08:02). So, we had those kind of hurdles that we've dealt with in the past.

Couponing helps a lot.

I think targeting is another important point to mention. We're going to target high decile writers, but they may not necessarily be high decile sleep aid writers. And those writers are going to be typically be writers that are not big fans of narcotic, sleep aid. So in another words, if you write – if you're in a population of physicians that write 1,000 prescriptions of Z-Pak or some popular antibiotic, but maybe one doctor only writes 20 prescription of Ambien, and other doctor writes 2,000 prescriptions of Ambien, we're going to focus more on the 20, because he's still getting – he or she is still getting a lot of questions about sleep. They are just moving away from the narcotic side of the business. You can also do some pain med comparisons to build out that population.

Company Name: Pernix Therapeutics	Market Cap: 216.60	Bloomberg Estimates - EPS
Company Ticker: PTX US	Current PX: 7.44	Current Quarter: 0.053
Date: 2012-12-11	YTD Change($): -1.82	Current Year: 0.060
Event Description: Acquisition of Somaxon	YTD Change(%): -19.654	Bloomberg Estimates - Sales
Pharmaceuticals, Inc. by Pernix Therapeutics		Current Quarter: 24.100
Holdings, Inc. Call		Current Year: 67.167

So, I think by kind of retargeting in a different way that those doctors that want to stay away from narcotics, focusing mainly on primary care, in fact, a real targeted primary care base, I think that could help us grow the product. But based on the acquisition, as long as we're moderately successful here growing the product and then continuing to explore the opportunities on the OTC side, which is something that definitely makes this a candid acquisition for us, because we can possibly take it through the horizontal integration strategy we have with some of our other products, really makes this a great fit for us.

<Q - Annabel E. Samimy>: Okay, and then on the – in terms of the sales, you said you're going to use [indiscernible] (0:09:36) about 100 reps. What kind of sales are you bringing over from Somaxon? Is there – are there synergies there that you're going to be realizing?

<A - Cooper C. Collins>: Yeah, I think we just answered that by saying, we look at the – if you look at the sales historically, in 2011, I believe, it generated about $16 million in revenue on a trailing 12-month basis. It's about $12 million. So I think we know the playing field in terms of what the top line opportunity is. And that's why we've guided here in the $10 million to $15 million range. Gross margin of $10 million and net revenues is in the $8 million range.

And so, when we talk about the EBITDA potential under our ownership in the $5 million to $10 million, obviously, there are some synergies there primarily on the G&A side. But there will be some selling expenses, of course.

I think, one of the benefits here is, as we talked about on our last call, with the Cypress, Hawthorn acquisition, it really puts us in a position where we can start looking at acquisitions and bolting them on closer to the gross margin level and to the sales contribution level, as opposed to straight operating profit or EBITDA.

So, we know the – we kind of know the range. They've done a lot of the hard work. We know where the scripts are today. It's been rather consistent with about 10 to 12 reps over the course of the last six months. The prescriptions have stabilized, and we think with our larger sales force, we'll be able to certainly generate some growth. It's a nice counter-seasonal product for us. And so, we think that that EBITDA range of $5 million to $10 million really speaks to that opportunity.

<Q - Annabel E. Samimy>: And on the OTC side, I think some time ago, P&G have given the rights back to the OTC. Was that that the market opportunity for them was not sufficient enough, or was there something in terms of the OTC –getting their product to OTC that they just walk away?

<A - Cooper C. Collins>: The way we understand it didn't have anything to do with the OTC potential from a regulatory standpoint. Obviously, there have been meetings and we've reviewed that. So, we're comfortable at that side. I think it was strictly kind of a size of market. Everyone imagined this product as a $0.25 billion [indiscernible] (0:12:09) product pretty quickly. P&G had 100 reps behind it, probably, at one point. So, it just appeared not to be quite large enough for them. I don't think it has anything to do with the OTC [indiscernible] (0:12:24) OTC potential. The timing is way out, and it's something that we're going to have to take our time with but it does have potential to go there, and which makes it about much of a better fit for us.

<Q - Annabel E. Samimy>: Okay, thanks very much.

<A - Cooper C. Collins>: Thanks, Annabel.

Operator

The next question is from Irina Rivkind of Cantor Fitzgerald. Your line is open.

<Q - Irina Rivkind>: Hi, guys. I just wanted to follow up on the intellectual property around this compound. I think there's been a settlement and just wondering if you could address if there's any filers remaining that haven't settled yet and also are there any life cycle extension strategies that you've thought of for this product? Thanks.

Company Name: Pernix Therapeutics	Market Cap: 216.60	Bloomberg Estimates - EPS
Company Ticker: PTX US	Current PX: 7.44	Current Quarter: 0.053
Date: 2012-12-11	YTD Change($): -1.82	Current Year: 0.060
Event Description: Acquisition of Somaxon	YTD Change(%): -19.654	Bloomberg Estimates - Sales
Pharmaceuticals, Inc. by Pernix Therapeutics		Current Quarter: 24.100
Holdings, Inc. Call		Current Year: 67.167

<A - Cooper C. Collins>: So, there – initially out of the gate, I think there were four Paragraph IV challenges, three of them settled. The last one is in discussions but we have reviewed the IP. We feel very confident in IP. So, we wouldn't move forward with any settlement arrangements and also consider we would definitely fight this vigorously if there was another challenge, but we're comfortable with the patent situation.

And then just for other folks that don't really know how the settlements have hashed out, there shouldn't be a generic –on the first three settlements, there shouldn't be a generic [indiscernible] (0:13:43) prior to 2020. So we've got quite some time here to grow this brand.

Was there a second part to that question?

<Q - Irina Rivkind>: Yeah, just wanted to see if you had any brand extensions, anything you could switch patients to before the generic launches?

<A - Cooper C. Collins>: No. I mean, I think we have some strategies but nothing more prepared to talk about it at this point.

<Q - Irina Rivkind>: Okay. And I just had another follow-up. In terms of – could you discuss the managed care coverage status for this product, and how you guys are going to navigate that space? Thanks.

<A - Cooper C. Collins>: The coverage on this product is pretty good for a branded product. I think in order to compete with some of the generic issues they've had, we're off to go with a more aggressive coupon. And they did have a coupon out. I don't want the people to believe they didn't have a coupon out, but we're going to try to be much more aggressive, work maybe directly with the patients a little bit more. And we have similar strategies that we wouldn't necessarily want to talk about publicly but it all involves making the product much cheaper or free for the patients.

<Q - Irina Rivkind>: All right. Thanks.

<A - Cooper C. Collins>: Thanks, Irina.

Operator

Thank you. The next question is from Randall Stanicky of Canaccord. Your line is open.

<Q - Randall S. Stanicky>: Great. Thanks. Just a couple of questions. Cooper, first on the P&L impact, just to clarify, as we take your sales and EBITDA numbers, do those kind of capture all of the P&L effects of the combined company, or are there additional costs that we should be thinking about, as we work through our accretion dilution model?

<A - Cooper C. Collins>: I like Dave to take that.

<A - David P. Becker>: Now, the $10 million to $15 million top line range and the $5 million to $10 million EBITDA range is really the bolt-on effect to our business today.

<Q - Randall S. Stanicky>: Okay. And this clearly is a moving part obviously with where the stock trades, but have you guys – are you willing to give a broad range in terms of the accretion of [indiscernible] (0:15:45)?

<A - Cooper C. Collins>: Not at this point. I mean, I think you can – with what we've given you there with the parameters and knowing our outstanding shares today, which is about $29.1 million today. The Cypress, Hawthorn deal is expected to close at the end of the month. There is an issuance of stock to the tune of $12.5 million, which call it 1.67 million shares, and you can calculate the shares based – implied in this transaction.

<Q - Randall S. Stanicky>: Okay, and then just...

<A - Cooper C. Collins>: I think I've given you all the inputs there.

Company Name: Pernix Therapeutics	Market Cap: 216.60	Bloomberg Estimates - EPS
Company Ticker: PTX US	Current PX: 7.44	Current Quarter: 0.053
Date: 2012-12-11	YTD Change($): -1.82	Current Year: 0.060
Event Description: Acquisition of Somaxon	YTD Change(%): -19.654	Bloomberg Estimates - Sales
Pharmaceuticals, Inc. by Pernix Therapeutics		Current Quarter: 24.100
Holdings, Inc. Call		Current Year: 67.167

<Q - Randall S. Stanicky>: Okay. No, that's fair. Just two quick follow-ups, and where – I mean, obviously, as you guys [indiscernible] (0:16:35), you think that you can get to peak sales or this annual sales number higher here, and I'm sure you've got some internal thoughts, where do you think you can get sales to, given that you clearly have a different selling strategy within Pernix? Is this something that you think can step-up significantly?

<A - Cooper C. Collins>: So, I'll say I'll have to be much more careful about these things than have in the past, because we felt we had certain goals and expectations, I think, for NATROBA and OMECLAMOX. So, what I'd say is I think we can definitely grow this product. It's been as high as $20 million. So, I feel growing up from where it's at, kind of, $10 million to $12 million range over time into the $15 million to $20 million range is a conservative estimate.

I feel that even at that level, this is a really great deal for the company. It could pay itself off over a few years. And then we explore other opportunities and continue to market it heavily in a prescription side, consider funding in OTC plan. It would have great potential as an OTC product. It's about $850-million market, the OTC sleep market. And then, really everything – antihistamines in that market, they're not necessarily a sleep product. So I think that it has a great fit. So there's potential on all sides. We can obtain and promote this as a brand through 2020.

And when the generics come out, we launch our own authorized generic and we keep half the market or whatever percentage of the market we can keep as long we can keep it with our generic subsidiaries. Or we go the OTC route. I think at this point, there's a lot of options but all of them are good for Pernix and should be great for the stock price.

<Q - Randall S. Stanicky>: Okay, that's helpful. And my last question is a bigger picture. You said you were going to be more active on the business development front. You clearly have been. How do we think about going forward capacity from ordeals and at what point are you kind of fully done in terms of having the kind of focus on integration rather than continuing to look at more business development?

<A - Cooper C. Collins>: One of the nice things about going through this deal and the shareholder voters is that we really kind of have that period of time where we're not going to do a real substantial acquisition between now and the closing of the Somaxon transactions. So, we're estimating that to be around March at this point.

So, we'll be over to really kind of put a lot of hyper-focus on the integration of Cypress, Hawthorn and preparing to train and launch the Silenor product, with all the things that have gone on here at Pernix. I'd say we'd probably do some smaller transactions, immaterial transactions that we hope would have some big potential, but we'll continue on with those types of transactions. But I would say immediately following the closing of issue, you could expect us to start working diligently on other BD opportunities, bigger opportunities. It could be somewhere between Silenor or Somaxon and Cypress. It could be bigger than Cypress.

The way we really move out of this spot is acquiring – our move from this point is we will either acquire more primary care products, start to break out the sales force, have more specialty sales forces and also other divisions, so you'd see us maybe getting – get outside of [indiscernible] (0:20:01) gastro and target a primary care into something else like dermatology, women's health, ophthalmology, those type of spaces. So you'll see us jumping to one of those spaces and then build that sales force out, build out the – or build out or improve that sales force if we acquire a sales force, and also add products to that basket.

So, I would say this: even though we've done a few this year, the only reason you should see a pause is because we have to go through this – complete the Somaxon transaction, which is going to include a shareholder vote.

<Q - Randall S. Stanicky>: Got it. Okay. Thanks, guys for the color.

<A - Cooper C. Collins>: Thanks.

Company Name: Pernix Therapeutics	Market Cap: 216.60	Bloomberg Estimates - EPS
Company Ticker: PTX US	Current PX: 7.44	Current Quarter: 0.053
Date: 2012-12-11	YTD Change($): -1.82	Current Year: 0.060
Event Description: Acquisition of Somaxon	YTD Change(%): -19.654	Bloomberg Estimates - Sales
Pharmaceuticals, Inc. by Pernix Therapeutics		Current Quarter: 24.100
Holdings, Inc. Call		Current Year: 67.167

<A - David P. Becker>: Thank you.

Operator

Thank you. The next question is from Louise Chen of Guggenheim. Your line is open.

<Q - Louise A. Chen>: Hi, good morning. Congratulations on the deal. I had a few questions. So, my first question was just back to the OTC. You'd mention it's an $850 million market. So, does that mean that you think that this drug has the potential to be larger as an OTC product versus an Rx product? Or do you think like other OTC products, it will be a portion of the Rx market?

<A - Cooper C. Collins>: I would say it does have potential to be larger than OTC than it does have a prescription. Obviously, there's certain implications on margins. Prices are much lower, volume would be much higher, but I think it does have greater potential when you're looking at overall sales as an OTC product. But that's not necessarily a guarantee, but it is an option that we really like and it fits really well with our horizontal integration plan here at Pernix.

<Q - Louise A. Chen>: Okay. And then the second question I have is just with respect to your business development strategy. Do you still continue to look at acquisitions that could potentially lower your overall corporate tax rate, maybe a lower tax platform?

<A - Cooper C. Collins>: Yes, we've been talking about that a lot lately. I don't know if Dave wants to touch on it but...

<A - David P. Becker>: Yeah, it's something that we're always looking at. In fact, with this transaction, it comes with the very sizeable net operating loss carryforward now. Obviously, the usability of that is really dependent on the purchase price. So, it will get limited significantly. But it's worth at least a couple hundred thousand dollars per year in cash savings to us.

<Q - Louise A. Chen>: Okay. And then I just had a few housekeeping items. So, the – I just wanted to confirm that your gross margin you said it was roughly 80% earlier on the product.

<A - David P. Becker>: Yeah, it will be in the 80% range.

<Q - Louise A. Chen>: Okay. And then the last question – I'll take another stab at this accretion question. Really just based on my math, I get to about $0.10 per share in 2013. Does that sound like it's in the ballpark?

<A - David P. Becker>: If you took the inputs that I gave you, and that's the output, then that's correct. And we're giving you the input.

<Q - Louise A. Chen>: Okay. Thank you.

<A - Cooper C. Collins>: Okay. Thanks, Louise.

Operator

Thank you. The next question is from Elliot Wilbur of Needham & Company. Your line is open.

<Q - Elliot H. Wilbur>: Thanks. Just a couple of quick ones. I know that Somaxon had talked a lot about – recently in some of their conference calls about some managed care wins and particularly some big wins within the Medicare population. And I'm just wondering how much of an incremental lever do you think those are relative to the current size of the product. I mean, looks like there's [ph] med impact (0:23:16) when they talked about covering roughly 100,000 scripts, where Silenor will be, I guess, first in the [indiscernible] (0:23:24) program. Looks like a pretty big win relative to the current size of the business.

Company Name: Pernix Therapeutics	Market Cap: 216.60	Bloomberg Estimates - EPS
Company Ticker: PTX US	Current PX: 7.44	Current Quarter: 0.053
Date: 2012-12-11	YTD Change($): -1.82	Current Year: 0.060
Event Description: Acquisition of Somaxon	YTD Change(%): -19.654	Bloomberg Estimates - Sales
Pharmaceuticals, Inc. by Pernix Therapeutics		Current Quarter: 24.100
Holdings, Inc. Call		Current Year: 67.167

So, I'm just wondering how incremental you think that some of these additional managed care efforts that have happened recently could be in terms of the trajectory of the product. And then, Copper, I know that they had also talked a lot about the Canadian opportunity, and I don't know if you touched on that earlier. I think it was partnered with [indiscernible] (0:23:50) at one point in time. Just wondering if that's still – that partnership is still active and whether or not you still think that's an additional growth avenue for the product.

<A - Cooper C. Collins>: Okay. So, I'll start with the managed care side of the business and the Medicare side of the business. I think that the steps that they have taken will be really good for this product. It will give us some additional potential, even though, I think, they're in a phase of kind of winding down their sales force and operations. They've continued to work and done some great work on the managed care, and Medicaid and Medicare side.

As far as overall potential, we haven't quite quantified that yet on what the new plans would look like. I do know that usage of narcotics tends to go down in elderly population. So, any Medicare win is a positive one because they're more likely to try to use a non-narcotic like Silenor. So, I think they're just great wins. Did you want to touch the second part of the question, Dave?

<A - David P. Becker>: I think that's just the – with the increased size of the sales force and versus their 10 reps, they're generating $10 million to $11 million of revenue off of 10 to 11 reps. Obviously, we'll have a much larger sales force to counter-seasonally. This will be a great opportunity for us. So, we'd like think that the upside on the managed care could take this potentially to the 20 market at the high end. But I think when we look at where the product has been and where it is today. It's traded in that $10 million to $16 million revenue range, and at $16 million of revenue, this would be a fantastic profit producer for us.

<A - Cooper C. Collins>: On the Canadian opportunity, it's still going forward. I think they're expecting a launch in 2013. Did you [indiscernible] (0:25:45) at all?

<A - David P. Becker>: Yes. We've factored that – there are some significant upside there. We've modeled it in kind of the $250,000 per year to $1.5 million per year in terms of royalty income. There would be no cost associated with that, so that would be pure profit.

<Q - Elliot H. Wilbur>: Okay. But I mean that would seem to imply the sales numbers from around $5 million to $10 million if I remember the royalty rate correctly.

<A - David P. Becker>: I believe that's correct.

<Q - Elliot H. Wilbur>: Okay. Will just attribute that to conservatism. And a question for you, Dave, as well. I mean, obviously, you're going to pay for these assets in the manner in which you can, but just looking at this acquisition plus Cypress, I mean, you've now issued – close to $40 million in equity, roughly 20% of the company's current market cap.

And, certainly, on a stand-alone basis, it would seem like this acquisition itself could have supported a good $20 million to $40 million in debt and essentially could have paid for this with what seems to be relatively low-cost debt financing. So, just curious as to why you went the equity route, kind of given the stock's performance over the last six months or so.

<A - Cooper C. Collins>: I'll let Dave address that, the second part of the question. But I'll tell you, on the front-end, why consider stock for us. We have been getting a lot of inbound calls and good opportunities coming. It seems that a lot of these companies are very interested in our overall strategy, our horizontal integration, the plans that we have to move forward, the acquisition strategy.

So, I think a lot of companies are willing to sell for a lower price if they get our stock in consideration, as opposed to cash. So, when we look at those opportunities, we have to consider that. Should we pay that much more for cash, or should we use our equity? And this one has a nice long life and some potential even after the IP that they've settled on, which is 2020.

Company Name: Pernix Therapeutics	Market Cap: 216.60	Bloomberg Estimates - EPS
Company Ticker: PTX US	Current PX: 7.44	Current Quarter: 0.053
Date: 2012-12-11	YTD Change($): -1.82	Current Year: 0.060
Event Description: Acquisition of Somaxon	YTD Change(%): -19.654	Bloomberg Estimates - Sales
Pharmaceuticals, Inc. by Pernix Therapeutics		Current Quarter: 24.100
Holdings, Inc. Call		Current Year: 67.167

And even after that IP runs out, there's still some OTC potential. So this is one of those – and we feel we have a nice shareholder base, some funds, a lot of retail. Hopefully, those kinds of things will also help out liquidity out in our stock and I'll let Dave address the second part of that.

<A - David P. Becker>: Yes, I mean, I think it's a mix between debt and equity. We're taking down $60 million on the Cypress, Hawthorn deal, which is a decent slug of debt for us. I think that the EBITDA that this would generate certainly helps support the credit profile for that particular financing. But every deal is a negotiation, and it's negotiation at that time and – but I think going forward, you'll see us use a mix of debt and equity and we agree if we can get low-cost debt, and the seller is looking to take full cash, then that will probably be the way that we go.

<Q - Elliot H. Wilbur>: All right. Those are my only questions. Thank you.

<A - Cooper C. Collins>: Thanks, Elliot.

Operator

Thank you. We have a follow-up question from Annabel of Stifel Nicolaus. Your line is open.

<Q - Annabel E. Samimy>: OTC issue, can you just – you mentioned that after 2020, you would potentially have the OTC tail. Is there any reason to seek an OTC option earlier than 2020, given that you think it could potentially have greater – it could have greater potential in the OTC market?

And could you just remind us what the process is to bring an OTC? I think they laid out a pathway sometime ago. There was an update on the pathway sometime ago, but I don't think we got any details on that. So, could you maybe help us out there?

<A - Cooper C. Collins>: So, as far as the timing goes, I think after 2020 is clearly an easy decision, but we would consider bringing this to market early. From the OTC perspective, we have a really good hold of what it's going to take this product to OTC and a lot of that we'd prefer not to discuss at this point. But I'd say we would consider taking it prior to 2020 and then – but we still think it would be a very positive product even post 2020 if there are generics available when you look at products like ZYRTEC that are still – they sell generics out there and they're selling prescription generic. There's still the potential there, although there's still – actually started up the potential, but a huge brand in ZYRTEC OTC and those types of products. So, I think either way, it would be a great deal for Pernix, but we're considering both options and we have our – we really do have our hands around the OTC side but we don't want to talk about a lot of specifics at this point.

<Q - Annabel E. Samimy>: Perfect, thank you.

Cooper C. Collins

Thanks, Annabel.

Operator

Thank you. At this time, there are no more questions. This concludes today's Pernix Therapeutics Conference Call. Thank you and have a nice day.

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Cautionary Notice Regarding Forward-Looking Statements

This conference call contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the completion of the proposed merger, future financial and operating results, benefits and synergies of the proposed merger, potential cost savings, future opportunities for the combined company and any other statements about Pernix’s management’s future expectations, beliefs, goals, plans or prospects.  Statements including words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “view,” “hope,” “could,” “will,” “should,” “expect,” “anticipate,” “believe,” “seek,” “target” or similar expressions should also be considered forward-looking statements.  Because these statements reflect current views, expectations and beliefs concerning future events, these forward-looking statements involve risks and uncertainties and assumptions as to future events that may not prove to be accurate. No assurances can be given that the parties to the proposed merger will be able to complete the transaction when anticipated or at all, nor does Pernix or Somaxon provide any assurances regarding its future performance, ability to realize future benefits, cost savings and synergies of the proposed merger or future opportunities for the combined company. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of Somaxon stockholders to approve the proposed transaction; the challenges and costs of closing, integrating, restructuring and achieving anticipated cost savings and synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of Somaxon and Pernix generally. In addition to these factors, investors should note the other factors described under the caption "Risk Factors" in Pernix’s and Somaxon’s respective  Form 10-K, Form 10-Q and Form 8-K filings with the Securities and Exchange Commission and as otherwise enumerated herein or therein.  These forward-looking statements speak only as of the date hereof.  Pernix and Somaxon disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of the conference call.

Important Information For Investors and Securities Holders

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.  In connection with the proposed transaction between Pernix and Somaxon, Pernix plans to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of Pernix that will also constitute a proxy statement of Somaxon.  Pernix and Somaxon also plan to file with the SEC other relevant documents in connection with the proposed agreement.  INVESTORS AND SECURITIES HOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PERNIX, SOMAXON, THE PROPOSED MERGER AGREEMENT AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Pernix and Somaxon (when available) through the website maintained by the SEC at www.sec.gov.  Investors and security holders will be able to obtain free copies of the documents filed with the SEC by Pernix on Pernix’s website at www.pernixtx.com or by contacting Pernix Investor Relations at (800) 793-2145 ext. 3002.  Investors and security holders will be able to obtain free copies of the documents filed with the SEC by Somaxon on Somaxon’s website at www.somaxon.com or by contacting Somaxon Investor Relations at (858) 876-6500.

Participants in the Acquisition of Somaxon

Pernix and Somaxon and their respective directors, executive officers, members of management and employees may be deemed, under the rules of the SEC, to be “participants in the solicitation” of proxies from the stockholders of Somaxon in connection with the proposed merger and a description of their direct and indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.  Information regarding Pernix’s directors and executive officers and their beneficial ownership of Pernix common stock as of April 23, 2012 is available in its proxy statement filed with the SEC by Pernix on April 27, 2012, and information regarding Somaxon’s directors and executive officers and their beneficial ownership of Pernix common stock as of April 9, 2012 is available in its proxy statement filed with the SEC by Somaxon on April 23, 2012.  You can obtain free copies of these documents using the contact information above.